Exhibit 99.3

AIXTRON AG

Analyst Earnings Conference Call

Second Quarter of 2005

August 4, 2005

Prepared Remarks

Paul Hyland

President and Chief Executive Officer, AIXTRON AG

The spoken word applies.

© AIXTRON AG

Investor Relations

August 2005

®AIXTRON AG, August 2005

Conference call introduction

Operator: Good morning, everyone and welcome from Aachen, Germany to the AIXTRON second quarter 2005 results conference call.

Today’s call is being recorded and I would now like to hand you over to Mr. Klaus Gruendel, AIXTRON’s Head of Investor Relations and Corporate Communication for the opening remarks and introductions.

Klaus Gruendel:

Thank you.

Good day everyone and thank you for attending today’s call.

With us today are Mr. Paul Hyland, President and CEO of AIXTRON, and Wolfgang Breme, Executive Vice President and CFO of AIXTRON.

As the operator indicated, this call is being recorded by AIXTRON and is considered copyright material and as such cannot be recorded or re-broadcast without express permission. Your participation in this call implies your consent to this taping.

To the extent that during this call you may participate in discussions or speculations concerning future earnings, disclosures, market expectations, predictions, technology acceptances, future earning expectations or indeed hear statements about future conditions, products, disclosures or any forward-looking speculation, then such statements are forward looking and are subject to risks and uncertainties that could cause actual results to differ materially from the opinions and statements made in this call. These factors are discussed in the Company’s Annual Report and have been described in those documents and statements required by law and under German and US regulatory requirements issued in the previous 12 months.

This call is not being immediately presented via Webcast or any other medium, however the company reserves the right to do so at some point in the future. In the event that the decision is taken to do so, this decision will be announced via the Company website at www.aixtron.com.

This presentation may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry

®AIXTRON AG, August 2005

growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this presentation are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this presentation, and you should not interpret such a reference as an incorporation by reference of such information.

I will now hand you over to Paul Hyland, AIXTRON’s President & CEO to start the actual presentation

Paul Hyland:

Thank you. Good morning everybody.

Today we are presenting our financial results for the second quarter of 2005, ending June 30, 2005 and I would like to take the opportunity to share with you our insight into the current market conditions as we see them.

The financial numbers we will present today also include the financial results of Genus, Inc. which AIXTRON acquired on March 14, 2005. All figures quoted today will be in Euros.

In the second quarter of 2005, the difficult market conditions we reported in the first quarter of 2005 remain and our business continues to be affected by relatively low levels of customer capital equipment spending, influenced by the subdued global economic environment and in particular; uncertainty in the semiconductor industry.

In our core Compound Semiconductor markets, following the capacity build-up that occurred amongst LED manufacturers during the latter half of 2004 and the subsequent commissioning of that capacity in the first six months of 2005, especially in some Asian markets, the AIXTRON Group’s compound semiconductor systems order intake was lower in the second quarter of 2005 than in the comparable prior-year period, although this was partially offset by the additional system orders taken in the second quarter by Genus, Inc., which led to a 25% quarter-on-quarter increase in order intake.

Despite the difficult market conditions we have been facing in the first six months of 2005, we believe that, on the basis of recent competitor announcements, our MOCVD market share remains at over 60 percent of the available market as defined by VLSI.

Some more positive trends in the AIXTRON Group’s end-user markets in the first half of 2005 worthy of note included:

•	Some early-generation capacity development for blue laser products and LED backlighting products for the next-generation liquid crystal displays (LCDs);

•	Indications of increased global adoption of LEDs in automotive applications;

•	Increased levels of activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•	An ongoing transition from mass production passive matrix OLEDs to active matrix OLEDs; and

•	increased research and development activities for silicon carbide (SiC) applications, driven by basic research funding and emerging hybrid automotive applications.

Equipment order intake rose by 25% quarter over quarter, to Euro 28.4 million in the second quarter 2005, from Euro 22.7 million in the first quarter of 2005. By comparison, equipment order intake in the second quarter of 2004 totaled Euro 36.9 million. To the best of our

®AIXTRON AG, August 2005

knowledge, 36% of the second quarter 2005 order intake will be used by our customers for LED applications, 10% for Telecom/Datacom, 45% for Silicon, and the remaining 9% for OLED and other applications.

Total revenues for the second quarter 2005 were Euro 44.4 million, a Euro 22.2 million or 100% improvement on the first quarter of 2005 and a 33% increase year on year on the reported revenue figure for the second quarter of 2004. Revenues in the second quarter of 2005 included additional revenues from AIXTRON AG’s subsidiary Genus, Inc. which has been consolidated into AIXTRON since March 14, 2005.

The cost of goods sold for the reported second quarter 2005 revenue was Euro 32.8 million, an increase of Euro 18.9 million on the first quarter of 2005 figure and an increase of Euro 11.6 million on the Euro 21.2 million figure for the second quarter of 2004. The increase in cost of goods sold resulted from the consolidation of Genus, Inc. into the AIXTRON Group and from the increased second quarter 2005 revenues volume.

The consequent gross margin figure for the second quarter of 2005 of Euro 11.5 million, or 26% relative to sales revenues, is a Euro 3.2 million increase on the previous quarter and a Euro 0.7 million decline on the second quarter of 2004. The gross margin was negatively impacted by lower manufacturing capacity utilization in the AIXTRON Group’s core compound semiconductor business as well as changes to the Company’s product and regional revenue mix. Additionally, the change in the gross margin is influenced by the Company’s revenue recognition policy as a result of which the costs of goods sold do not necessarily proportionally match the related deferred revenues in any given time period. Accordingly, in the reporting period there was a temporary increase in the cost of goods sold which contributed to a gross margin decline.

S, G & A costs rose quarter on quarter, by Euro 4.2 million to Euro 11.1 million for the second quarter and this represented an increase of Euro 3.3 million over the S, G & A costs reported in the second quarter of 2004. This increase in SG&A expenses is largely due to the consolidation of Genus, Inc. SG&A expenses into the AIXTRON Group reported results. The majority of the SG&A expenses are fixed costs.

R&D costs rose 38% quarter over quarter to Euro 6.9 million for the second quarter of 2005, an increase of Euro 2.8 million over Q2 2004, reflecting the addition of the Genus, Inc. R&D activities. As a percentage of sales for the second quarter 2005 this R&D expenditure represents 15.5%. Although development project timings can be affected by market conditions, I would not expect a significantly different figure over the course of the year.

Other Operating income and expenses, which relate to research and development funding, income from resolved contract obligations, as well as foreign exchange gains and losses, amongst others, were a net Euro 2.6 million, as compared to Euro 2.1 million in the previous quarter and Euro 1.1 million in the second quarter of 2004.

Due in part to the higher cost base, resulting from the consolidation of Genus, Inc. into AIXTRON, in the second quarter of 2005, the Company incurred an operating loss of Euro 3.9 million, compared to an operating loss of Euro 1.5 million in the previous quarter and a net income of Euro 1.5 million in the second quarter of 2004.

For the second quarter of 2005, the Company incurred a loss before tax of Euro 3.8 million, or a negative 8% margin on sales revenues, compared to a negative 6% margin on sales revenues in the previous quarter and an income before tax margin on revenue of 5% in the second quarter of 2004.

The Company incurred a net loss of Euro 2.0 million, or a negative 5% net return on sales, compared to a negative 4% net return on sales for the previous quarter and a 2% net return on sales in the second quarter of 2004.

®AIXTRON AG, August 2005

The order backlog as of June 30, 2005 was Euro 52.5 million, unchanged from December 31, 2004. This compares to an order backlog totaling Euro 73.6 million as of June 30, 2004, and included in these numbers are deferred revenues. The order backlog figures for both June 30, 2005 and December 31, 2004 exclude Euro 6.9 million in order backlog adjustments performed at the end of 2004 as part of a regular order book review.

Deferred revenue, that is, the revenue value of shipped equipment awaiting final customer acceptance, totaled Euro 10.3 million as of June 30, 2005 compared to Euro 15.9 million as of December 31, 2004.

Of the Euro 52.5 million of equipment orders recorded as backlog and deferred revenues recorded at June 30, 2005 approximately 65% are destined for customers in Asia, 22% in the United States and 13% in Europe. To the best of our knowledge, 62% of those customers are engaged in manufacturing products for LED applications, 12% for Telecom/Datacom, 14% for Silicon, and 12% for OLED and other applications.

As of June 30, 2005, the Group had 629 employees worldwide, including the Genus, Inc. team. Of these, 165, or 26%, were employed in the United States, 70 or 11% in Asia, and 394 or 63% in Europe.

58% of the despatch value for equipment in the second quarter of 2005 was destined for customers engaged in LED applications, 2% for Telecom/Datacom, and 40% for Silicon applications. By comparison, in the first quarter of 2005, the percentage breakdown was LED 77%, OLED and Others 11%, and Consumer Electronics 12%. And in the second quarter of 2004, the percentages were LED 95%, and Telecom/Datacom 5%.

Those orders received by the Company in the second quarter of 2005 denoted in US dollars totaled 86% of the total orders received, in comparison to 87% in the first quarter of 2005 and 70% in the second quarter of 2004. Following the acquisition of Genus, Inc., the percentage of our systems manufacturing costs based in US dollars has increased from 1% in the first quarter of 2005 to 33% in the second quarter of 2005.

The exchange value of the US dollar against the value of the Euro in the second quarter 2005 increased quarter over quarter to $1.21/Euro at June, 30, 2005. This compares to the month-end average, over the year, of about $1.24/Euro in 2004.

The Company continues to employ hedging mechanisms to manage exchange rate variation risks during the course of the contracts, but since a significant portion of our revenues is generated in US dollars, and, at the same time, also a significant portion of our costs are denominated in Euros, any weakening of the US dollar in comparison to the Euro will negatively impact AIXTRON’s top and bottom line financials. And if forecasts from leading economic observers are accurate, the $/€ exchange rate is likely to increase throughout the remainder of 2005.

The Balance Sheet remains strong.

With regard to Assets:

The cash and cash equivalents figure as of June 30, 2005 stood at Euro 41.5 million, compared with Euro 45.5 million as of December 31, 2004. The decrease in cash and cash equivalents resulted from net cash used in investing activities, including purchases of fixed assets totaling € 6.5 million and purchases of intangible assets totaling € 3.1 million as well as capitalized acquisition payments totaling € 4.3 million, less cash acquired from Genus, Inc. amounting to € 9.0 million.

Accounts receivable as of June 30, 2005 were Euro 20.7 million, Euro 4.7 million higher than at the end of 2004. The increase was largely due to a high proportion of billings at the end of

®AIXTRON AG, August 2005

the second quarter of 2005 as well as a higher portion of accounts receivable from Genus, Inc., which, as a silicon semiconductor equipment provider, is subject to billing conditions that are generally different from AIXTRON’s core compound semiconductor equipment business.

Inventories at the end of the second quarter of 2005 amounted to Euro 46.1 million, € 11.0 million higher than at the end of December 31, 2004. The relative increase in inventories is due to a low inventory level at the end of 2004, caused by the relatively high number of billings in the fourth quarter of 2004. If we break the June 30, 2005 inventory figure down, Raw Materials increased from the end of 2004 by Euro 4.2 million to Euro 12.2 million, Work In Progress was Euro 1.2 million lower than at year end 2004, Finished Goods was Euro € 2.4 million higher than at the end of 2004, and Inventories at Customer Locations was Euro 5.6 million higher than at year end.

Fixed Assets and Other Long-Term Assets rose from Euro 70.0 million at December 31, 2004 to Euro 197.9 million at June 30, 2005, a rise of Euro 127.9 million. The change was largely due to the acquisition of Genus, Inc., raising the Company’s Goodwill position by € 96.1 million, and the recording of other intangible assets in connection with the Genus, Inc. acquisition, amounting to Euro 30.9 million in the second quarter of 2005.

Deferred Tax Assets were Euro 7.5 million compared to Euro 4.6 million at December 31, 2004. The increase was due to loss carry-forwards from the first and second quarters of 2005.

Under Liabilities & Shareholders Equity:

Total Liabilities rose from Euro 39.5 million at December 31, 2004 to Euro 63.9 million at June 30, 2005, of which customer prepayments received as of June 30, 2005 totaled Euro 13.4 million, compared to Euro 13.5 million at the end of 2004. Due to the consolidation of Genus, Inc. into AIXTRON, the Accrued Expenses and Other Current Liabilities rose by Euro 9.2 million to € 21.6 million as of June 30, 2005 and a Convertible Bond issued by Genus, Inc. was recorded on our balance sheet valued at Euro 9.6 million as of June 30, 2005.

As a result of the stock-for-stock acquisition of Genus, Inc. in March 2005, the Shareholders Equity increased from Euro 135.4 million at December 31, 2004 to Euro 249.5 million at June 30, 2005.

The Balance Sheet total increased from Euro 174.9 million at December 31, 2004 to Euro 313.5 million at June 30, 2005, largely as a result of the consolidation of Genus, Inc. into the AIXTRON Group accounts.

If I may now turn to the Business Outlook:

Evidence of the broad consensus of opinions by leading economists, that a general economic ‘slow down’ was likely in 2005 seems to have been reflected in some of the recent public announcements by several of our larger competitors. We still see evidence of a lack of investment confidence in some markets, however we believe there are some early indications that the second half of the year may improve.

The current climate does affect our outlook for 2005, and consequently we are now revising our guidance on revenues for 2005 down from a range of approximately Euro 160 million to Euro 170 million previously to a range of approximately Euro 150 million to Euro 160 million now, with the consequent net loss guidance remaining in the range of Euro 10 million and Euro 15 million for the year.

®AIXTRON AG, August 2005

Whilst we believe that our pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of the predicted effect of a decline in the Euro / $ rate and the post-acquisition adjustments at Genus related to the amortization of intangible write offs and Development cost expensing will lead to the net loss guidance.

....and with that I will hand you back to the operator who will facilitate any questions you might have................Operator…

®AIXTRON AG, August 2005